

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 06/06/2003
FILED 11:30 AM 06/06/2003
SRV 030376510 – 3264706 FILE

CERTIFICATE OF FORMATION
OF
POTOMAC POWER RESOURCES, LLC

1. The name of the limited liability company is: Potomac Power Resources, LLC (the "Company").

2. The address of the Company's registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808. The name and address of the Company's registered agent for service of process are The Corporation Service Company, 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808.

3. The Company is being formed in connection with the conversion of Potomac Power Resources Inc., a Delaware corporation, is being converted into the Company under Section 266 of the General Corporation Law of the State of Delaware and Section 18-214 of the Delaware Limited Liability Company Act.

4. The Company shall have a perpetual existence unless dissolved in accordance with the Company's limited liability company agreement.

5. The Company is organized to engage in any lawful act or activity for which a limited liability company may be formed under the Delaware Limited Liability Company Act.

6. The effective date of this Certificate of Conversion shall be June 6, 2003.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Potomac Power Resources, LLC this 6th day of June, 2003.

Peter E. Meier, Secretary
Potomac Power Resources, LLC

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